UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number: 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10

6811 KS Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

ARCADIS NV Nieuwe Stationsstraat 10 P.O. Box 33 6800 LE Arnhem The Netherlands
Tel +31 26 3778 292
PRESS RELEASE	Fax +31 26 4438 381
www.arcadis-global.com

ARCADIS EXPANDS POSITION IN POLISH RAIL INFRASTRUCTURE MARKET

ARNHEM, THE NETHERLANDS – April 2, 2008 — ARCADIS (EURONEXT: ARCAD), the international consultancy, design and engineering company, announced today that it has acquired Elekol, a Polish company active in railway infrastructure and transportation. Elekol has 40 employees and annual gross revenues of approximately € 3 million. The margins are above the target margin for ARCADIS in the infrastructure business line. The sellers are all partners in the Elekol organization, and will stay on after the transaction. Further financial details were not disclosed.

Elekol, established in 1992, provides a broad range of design, engineering and construction management services in rail infrastructure and transportation systems. It fits very well into the ARCADIS strategy, which is aimed at capitalizing on the rapidly expanding infrastructure market in a select number of Eastern European markets, including Poland. The service of Elekol matches well with the already existing rail capabilities of ARCADIS and provides additional capabilities in the Polish market. It allows the Company to offer more integrated and comprehensive services to the Polish clients, i.e. designing the modernisation and expansion of railway lines, as well as project management and supervision services. Both companies began cooperating several years ago, among other things leading to a project for the Biala Podlaska – Terespol railway line.

ARCADIS board member Michiel Jaski about the acquisition: “This acquisition is another good step in strengthening our position in Poland. With 400 people, we are now the largest consulting engineering company in that country. In addition, we know that the Polish government and the European Union together will invest in infrastructure a total amount of €28 billion in the 2007 to 2013 time frame, so Poland is an attractive market for this opportunity and Elekol just the right party to meet this challenge together with us.”

ARCADIS is an international company providing consultancy, design and engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 13,000 employees and $2 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

For more information, contact:

Mark Zellenrath of ARCADIS NV at +31.26.3778348 outside regular office hours please call +31-6-5073-6265; email: m.c.zellenrath@arcadis.nl

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, the risk that our delisting from NASDAQ and subsequent deregistration with the SEC will not become effective as currently anticipated, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: April 8, 2008	By:	/s/ H.L.J. Noy
H.L.J. Noy
Chief Executive Officer